News Release,
by BUTTERFIELD.

The Bank of N.T. Butterfield & Son Limited
65 Front Street, Hamilton HM 12 Bermuda
P.O. Box HM 195, Hamilton HM AX Bermuda
Tel: (441) 295 1111 Fax: (441) 295 3878
www.butterfieldgroup.com

BUTTERFIELD ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS

Hamilton, Bermuda—January 15, 2024: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced the promotion of Michael Neff to Group Chief Operating Officer. Jody Feldman has been promoted to Managing Director of Bermuda and joins the Executive Committee. Kevin Dallas, already the Group Head of Marketing & Communications, will take on additional responsibility as Butterfield's Group Chief Experience Officer.

Mr. Neff, who has served as Managing Director of Bermuda and International Wealth since 2018 having joined Butterfield in 2011 as Group Head of Asset Management, takes responsibility for operations and technology across the Group. Mr. Feldman, who has served as Head of Corporate Banking in Bermuda since 2020, assumes the role of Managing Director of Bermuda with responsibility for Butterfield's Bermuda business.

Michael Collins, Chairman and Chief Executive Officer said: "I look forward to working with Michael, Jody and Kevin in their new roles and congratulate them. As experienced and seasoned financial services professionals, they have a deep understanding of the industry and have made valuable contributions to Butterfield. These appointments strengthen our leadership team, with a focus on operational effectiveness and exceptional client services, as we continue to deliver against our strategic priorities for long-term growth."

Mr. Neff has over 30 years' experience in financial services, having held senior roles in wealth management, client services, and business development functions. He began his career at Chemical Bank's Private Banking Group. Mr. Neff led the implementation of the global wealth management client relationship model at Citibank's Private Bank before leaving the firm to establish AnswerSpace Inc., a financial planning technology consultancy in 1998. He later founded Monetaire Inc., a leading provider of financial planning and advice software that was acquired by the RiskMetrics Group in 2004. At RiskMetrics, he initially served as Global Head of Wealth Management rising to become Co-Head of the firm's Global Financial Risk Management business. Mr. Neff holds a Bachelor of Arts from Middlebury College and a Master of Business Administration from Columbia Business School.

Mr. Feldman has spent two decades working in the financial services sector in London, New York and Bermuda. Prior to returning to Bermuda to join Butterfield, Mr. Feldman was the Managing Director and Head of Financial Institutions (North America) for the Corporate Banking team at Deutsche Bank in New York. He also served as Co-Head of the Insurance Council, focusing on increasing sales and trading revenues with insurance companies by leveraging relationships across the banking and markets teams. Mr. Feldman started his career at HSBC where he spent 15 years working with financial institution clients. He holds the Chartered Financial Analyst designation and is a graduate of Lafayette College in Easton, Pennsylvania.

2 Mr. Dallas has extensive experience in marketing strategy and customer-led growth, and has led the marketing and communications functions at Butterfield since 2020. A graduate of Brown University, Kevin was a strategy consultant, Partner at Bain & Company, and Chief Product & Marketing Officer at Worldpay plc in London before returning home to Bermuda to lead the Bermuda Tourism Authority from 2017 to 2020. -ENDS- Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward- looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases and our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, the successful completion and integration of acquisitions (including our progress on subsequent closings of the acquisition of trust assets from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, the impact of the COVID-19 pandemic, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Butterfield: Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com. BF-All Investor Relations Contact: Media Relations Contact: Noah Fields Nicky Stevens Investor Relations Group Strategic Marketing & Communications The Bank of N.T. Butterfield & Son Limited The Bank of N.T. Butterfield & Son Limited Phone : (441) 299 3816 Phone: (441) 299 1624 E-mail : noah.fields@butterfieldgroup.com E-mail: nicky.stevens@butterfieldgroup.com